As filed with the Securities and Exchange Commission on May 22, 2014

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Sentio Healthcare Properties, Inc.
(Name of Subject Company (Issuer) and Filing Person (Issuer and Offeror))

Sentinel RE Investment Holdings LP*
(Name of Filing Person (Offeror))

Common Stock, $0.01 par value per share
(Title of Class of Securities)

817304 108

(CUSIP Number of Class of Securities)

John Mark Ramsey

President and Chief Executive Officer

Sentio Healthcare Properties, Inc.

189 S. Orange Ave, Suite 1700

Orlando, Florida 32801

(407) 999-7679

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57 Street, Suite 4200

New York, New York 10019

(212) 750-8300

Copy to:
Robert H. Bergdolt, Esq.

Damon M. McLean, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

Gary Horowitz, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Telephone: (212) 455-7113

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$35,000,000.00(a)	$4,508.00(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for shares of common stock.

(b)	Calculated as $128.80 per $1,000,000 of the Transaction Valuation pursuant to Fee Rate Advisory #1 for Fiscal Year 2014 as required under Section 13(e)(3) of the Exchange Act, as modified.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,508.00

Form or Registration No: SC TO-I/File No. 5-86618

Filing Party: Sentio Healthcare Properties, Inc.

Date Filed: April 10, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-l.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer).

* Sentinel RE Investment Holdings LP may be deemed to be, but does not acknowledge that it is, a co-bidder with respect to the Offer.

Introductory Statement

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by Sentinel RE Investment Holdings LP (the “KKR Investor”), with the Securities and Exchange Commission (the “SEC”) on April 28, 2014 (the “Original Tender Offer Statement”) (collectively, as may be further supplemented or amended from time to time, the “Schedule TO”), which relates to the offer by Sentio Healthcare Properties, Inc. (the “Company”) to purchase for cash up to $35 million of its common stock, $0.01 par value per share (“Shares” or “Common Stock”).

The offer is being made upon the terms and subject to the conditions set forth in (i) the Offer to Purchase dated April 10, 2014 (the “Original Offer to Purchase”), and the related letter of transmittal (the “Original Letter of Transmittal”), copies of which were previously filed as exhibits to the Original Tender Offer Statement, and (ii) Amendment and Supplement No. 1 to the Offer to Purchase, dated May 22, 2014 (“Supplement No. 1”) and the related letter of transmittal (the “Amended Letter of Transmittal,” and together with the Original Letter of Transmittal, the “Letters of Transmittal”), copies of which are filed as exhibits to this Amendment No. 1. The Original Offer to Purchase, Supplement No. 1, and the Letters of Transmittal, together, as amended or supplemented from time to time, constitute the “Offer.”

The Schedule TO is intended to satisfy the reporting requirements of Rule 14d-3 under the Securities Exchange Act of 1934, as amended. This Amendment No. 1 is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. This Amendment No. 1 should be read in conjunction with the Original Tender Offer Statement and the related offering materials, as the same may be further amended or supplemented hereafter and filed with the SEC. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 1 by reference.

We note that with respect to the tender offer which is the subject of this Schedule TO, the KKR Investor may be deemed to be, but does not acknowledge that it is, a bidder within the meaning of Rule 14d-1(g)(2) under the Securities Exchange Act of 1934, as amended, and as such is being included as an Offeror to this Schedule TO. All information in this Schedule TO relating to KKR Investor has been supplied by KKR Investor and all information relating to the Company has been supplied by the Company.

Item 1. Summary Term Sheet.

Item 1 of Schedule TO is hereby amended and supplemented by the information below:

The information set forth in Supplement No. 1 under the heading “Amendments to Summary Term Sheet” is incorporated by reference herein.

Item 2. Subject Company Information.

Item 2(c) of Schedule TO is hereby amended and supplemented by the information below:

(c)	The information set forth in Supplement No. 1 under the heading “Amendments to the Offer – Price; Number of Shares; Expiration Time,” is incorporated herein by reference.

Item 4. Terms of the Transaction.

Item 4 of Schedule TO is hereby amended and supplemented by the information below:

(a)	The information set forth in Supplement No. 1 under the headings “Amendments to Summary Term Sheet,” “Amendments to the Offer – Price; Number of Shares; Expiration Time,” “Amendments to the Offer – Repurchase and Payment,” and “Amendments to the Offer – Certain Effects of the Offer,” is incorporated herein by reference.

(b)	The information set forth in Supplement No. 1 under the heading “Amendments to the Offer – Certain Information About the Company” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

Item 5 of Schedule TO is hereby amended and supplemented by the information below:

The information set forth in Supplement No. 1 under the heading “Amendments to the Offer – Certain Effects of the Offer” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 6 of Schedule TO is hereby amended and supplemented by the information below:

(a)–(c)	The information set forth in Supplement No. 1 under the heading “Amendments to the Offer – Certain Effects of the Offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

Item 7 of Schedule TO is hereby amended and supplemented by the information below:

(a)	The information set forth in Supplement No. 1 under the heading “Amendments to the Offer – Source and Amount of Funds” is incorporated herein by reference.

(b)	The information set forth in Supplement No. 1 under the heading “Amendments to the Offer – Certain Effects of the Offer” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

Item 8 of Schedule TO is hereby amended and supplemented by the information below:

(a)–(b)	The information set forth in Supplement No. 1 under the heading “Amendments to the Offer – Certain Information About the Company” is incorporated herein by reference.

Item 11. Additional Information.

Item 11 of Schedule TO is hereby amended and supplemented by the information below:

(a)	The information set forth in Supplement No. 1 under the heading “Amendments to the Offer – Certain Information About the Company” is incorporated herein by reference.

Item 12. Exhibits.

The Exhibit Index appearing after the signature page hereto is incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SENTIO HEALTHCARE PROPERTIES, INC.

	By:	/s/ Sharon C. Kaiser
Name: Sharon C. Kaiser
Title: Chief Financial Officer

SENTINEL RE INVESTMENT HOLDINGS LP

	By:	Sentinel RE Investment Holdings GP LLC,
its general partner

	By:	/s/ Billy Butcher
Name: Billy Butcher
Title: Vice President
Dated: May 22, 2014

Exhibit List

(a)(1)(A)	Form of Cover Letter to the Offer to Purchase and Letter of Transmittal*

(a)(1)(B)	Offer to Purchase, dated April 10, 2014*

(a)(1)(C)	Form of Letter of Transmittal*

(a)(1)(D)	Form of Notice of Withdrawal*

(a)(1)(E)	Amendment and Supplement No. 1 to Offer to Purchase, dated May 22, 2014

(a)(1)(F)	Form of Amended Letter of Transmittal

(a)(1)(G)	Form of Amended Notice of Withdrawal

(a)(1)(H)	Press Release dated May 22, 2014 regarding the Amendment of the Tender Offer

(b)-(c)	Not applicable

(d)(1)	Advisory Agreement dated as of January 1, 2013 (incorporated by reference to Exhibit 10.1 to the Registrant’s current report on Form 8-K filed January 7, 2013).

(d)(2)	Securities Purchase Agreement dated as of February 10, 2013 (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed February 12, 2013)

(d)(3)	Second Amendment Agreement dated as of April 8, 2014 (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed April 9, 2014)

(d)(4)	Investor Rights Agreement dated as of February 10, 2013 (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed February 12, 2013)

(d)(5)	Transition to Internal Management Agreement as of February 10, 2013 (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed February 12, 2013)

(d)(6)	Renewal Agreement dated as of December 11, 2013 (incorporated by reference to Exhibit 10.1 to the Registrant’s current report on Form 8-K filed December 12, 2013).

(d)(7)	Amendment No.1 to Transition to Internal Management Agreement as of April 8, 2014 (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed April 9, 2014)

(d)(8)	Amendment No. 2 to Transition to Internal Management Agreement as of April 8, 2014 (incorporated by reference to Exhibit 10.3 to the Company’s current report on Form 8-K filed April 9, 2014)

(e)-(h)	Not applicable

*	Previously filed and incorporated by reference to the KKR Investor’s SC TO-T filed on April 28, 2014